Quinbrook Capital Partners LLC

Financial Statements
and Supplemental Information
(Public per Rule 17a-5(3)(3))
For the Year Ended December 31, 2023

Quinbrook Capital
Partners LLC

Contents



PANNELL KERR FORSTER OF TEXAS, P.C.

5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Ph: (713) 860-1400
Fax: (713) 355-3909
www.PKFTexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Quinbrook Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quinbrook Capital Partners LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quinbrook Capital Partners LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quinbrook Capital Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Quinbrook Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pannell Kerr Forster of Texas, P.C.

We have served as Quinbrook Capital Partners LLC's auditor since 2021.

Houston, Texas
March 29, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70725

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Quinbrook Capital Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Rockefeller Plaza, Suite 24A
_____
(No. and Street)

New York   **NY**   **10019**
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Pollard   **631-721-3541**   **dpollard@intersourcecg.com**
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pannell Kerr Forster of Texas, P.C.
_____
(Name – if individual, state last, first, and middle name)

5847 San Felipe, Suite 2600 Houston   **TX**   **77056**
_____
(Address)   (City)   (State)   (Zip Code)

10/16/2003   **342**
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Donald Pollard _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Quinbrook Capital Partners LLC _____, as of
12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.





DARLENE M ROTH
Notary Public - State of New York
NO. 01RO4881014
Qualified in Suffolk County
My Commission Expires Dec 29, 2026



Signature:

Title:
Chief Compliance Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statements

Quinbrook Capital Partners LLC

Statement of Financial Condition

December 31,		2023
Assets		
Cash and cash equivalents	$	959,381
Prepaid expenses		24,341
Accounts receivable, related party		4,192,375
Right-of-use asset - operating		1,222,341
Deposits		189,997
Total assets	$	6,588,435
Liabilities and Member's Equity		
Liabilities		
Accrued compensation	$	263,600
Due to related party		110,709
Accounts payable and accrued expenses		21,908
Short-term lease payable - operating		293,792
Long-term lease payable - operating		1,018,202
Accrued income taxes		423,641
Total liabilities		2,131,852
Commitments and contingencies		-
Member's equity		4,456,583
Total liabilities and member's equity	$	6,588,435

See accompanying notes to financial statements.

1. Organization and Nature of Business

Quinbrook Capital Partners LLC (the "Company"), a wholly owned subsidiary of Quinbrook Infrastructure Partners (Jersey) Limited ("Parent"), was organized in the State of Delaware on February 25, 2021, and is registered as a broker-dealer (effective March 25, 2022) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a placement agent for unregistered securities offerings and is relieved from Securities and Exchange Commission Rule 15(c)3-3 (the "Customer Protection Rule") based upon Footnote 74.

2. Summary of Significant Accounting Policies

<u>Basis of Accounting</u> – The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, other liabilities, revenues, and expenses.

<u>Use of Estimates</u> – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenues</u> – The Company's accounting policies for revenue recognition are discussed in Note 3.

<u>Cash and Cash Equivalents</u> – For purposes of the statement of cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

<u>Accounts Receivable</u> - Accounts receivable are stated at the amount billed to customers. Management's judgment as to the level of probable losses on existing accounts receivable involves the consideration of current economic conditions, examinations of customers' credit worthiness, and evaluation of existing relationships. When it is determined that an accounts receivable may not be collectible, an allowance for credit losses is established. As of December 31, 2023, all accounts receivable are deemed to be collectible so no allowance for credit losses has been provided.

Accounts receivable were $1,331,250 and $4,192,375 at January 1, 2023, and December 31, 2023, respectively.

<u>Fair Value of Financial Instruments</u> – Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own estimates about the assumptions that market participants would use in pricing the asset or liability.

Income Taxes – The Company is taxed as a corporation with the applicable federal income tax provision or benefit included in these financial statements. The Company's tax return and the amounts of allocable profits and losses are subject to examination by taxing authorities. The Company is subject to interest and penalties associated with the late payment of taxes of which none have been incurred for the year ended December 31, 2023.

3. Revenue Recognition

Significant Judgments - Revenue from contracts includes fees from placement agent services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied in accordance with ASC Topic 606 (Revenue from Contracts with Customers): at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement Agent Fees
The Company acts as a placement agent for the Parent, its one client, finding investors for the Parent's unregistered funds, which are primarily pooled investments. Revenues are earned from fees arising from investments in such funds in which the Company acts as a placement agent. Revenue is recognized on the trade date, the date on which the investors purchase a portion of a fund. The Company believes that the trade date is the appropriate point in time to recognize revenue for its placement agent services as the issuer obtains the control and benefit of the fund at this date and there are no other significant actions the Company needs to take subsequent to this date to fulfill its performance obligation.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 - 2/3 percent of aggregate indebtedness. At December 31, 2023, the Company had net capital of $49,870 which was $10,764 deficient of its required net capital of $60,634. The Company's percentage of aggregate indebtedness relative to net capital was 1823.76%. The Company's final tax provision received in March 2024 resulted in this net capital deficiency. The Company returned to net capital compliance on January 17, 2024 when it received a capital contribution from its Parent.

5. Lease

The Company follows ASC 842, *Leases*, to account for right-of-use assets and lease liabilities associated with a lease obtained in that same year. The following accounting policy elections were made in connection with the standard:

- *Long-term lease* – The Company has applied the guidance to its lease with a term greater than 12 months.
- *Discount rates* – The Company elected to use a risk-free rate as the discount rate when the rate implicit in a lease is not readily determinable for all classes of leases.
- *Lease and non-lease components* – The Company elected the practical expedient to choose whether to separate non-lease components from lease components by class of underlying assets or account for them as a single lease component. The Company does not include non-lease components for all classes of leases.

At December 31, 2023, operating lease right-of-use assets and lease liabilities included office space in New York, New York. Right-of-use assets are recognized at the present value of the lease payments at the inception of the lease adjusted, as appropriate, for certain other payments and allowances related to obtaining the lease and placing the asset in service. Financing lease right-of-use assets are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. Operating lease right-of-use assets are amortized so that lease costs remain constant over the lease term.

The Company has a right-of-use lease asset of $1,222,341 for its office space in New York, New York and uses ASC 842 to account for this lease. The lease will expire in November 2027. At December 31, 2023 the Company had leases payable of $1,311,994 consisting of a short-term lease payable (within the next 12 months) of $293,792 and a long-term lease payable of $1,018,202. The monthly base occupancy payment for the lease is $30,644 which is recorded by the Company in addition to the amortization of the lease asset based upon the weighted average remaining term of the lease and the discount rate.

Operating lease costs:	
Amortization of right-of-use assets	$ 282,923
Interest on lease liabilities	54,067
Short-term lease costs	8,178
Total lease costs	$ 345,168

The weighted-average term and discount rates for the operating lease outstanding at December 31, 2023:

Weighted-average remaining lease term	47 months
Approximate weighted-average discount rate	3.71%

Undiscounted cash flows related to operating lease liabilities at December 31, 2023 are as follows:

2024	$ 337,084
2025	367,728
2026	367,728
2027	337,084
Total undiscounted cash flows	$ 1,409,624
Less discount to present value	(97,630)
Discounted present value of lease liabilities	$ 1,311,994

6. Financial Instruments

Concentration of Credit Risk
The Company provides placement agent services to only one client, the Parent. In the event the client did not fulfill its obligations, the Company may be exposed to risk. It is the Company's policy to continually monitor its market exposure and satisfaction of its agreements with the client. The Company does not anticipate non-performance by the client and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

7. Related Parties

The Company is a wholly owned subsidiary of the Parent, under which exists an arrangement for the Company to act as a placement agent for the Parent's unregistered investment funds. All revenues earned by the Company during 2023 were from placement fees for the Parent. An Expense Sharing Agreement exists between the Company and the Parent, as the Parent pays some expenses on behalf of the Company.

The Company had accounts receivable from the Parent at December 31, 2023 of $4,192,375 which consisted of placement agent fees earned by the Company when the Parent's underlying funds received corresponding investments. The outstanding receivables will be paid quarterly, through August 2025.

The Company had $110,709 due to the Parent at December 31, 2023 which primarily consisted of expenses paid by the Parent, but attributable to the Company under the Expense Sharing Agreement, such as employee benefits and retirement savings costs, and other office expenses.

8. Income Taxes

For the year ended December 31, 2023, the Company earned net income from operations of $1,446,510 and the Company incurred federal income taxes of $294,002 and state income taxes of $129,639 for the year ended December 31, 2023. There was no deferred tax asset or liability at December 31, 2023 and no unused credits or net operating loss carryforwards.

Breakdown of tax expense:	
Current tax expense – federal	$ 294,002
Current tax expense – state and local	129,639
Deferred tax expense	-
	$ 423,641

Reconciliation of tax at statutory rates:	
Tax expense at federal statutory rates	$ 321,227
State and local taxes	129,639
Temporary differences	(27,225)
	$ 423,641

9. Litigation

In the normal course of business, the Company is subject to various claims, legal actions, and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated.

10. Subsequent Event

Management has evaluated subsequent events through March 29, 2024 which is the date that the financial statements were available for issuance, and has determined that there are no events to be reported.